PROSPECTUS SUPPLEMENT NO. 3 (To prospectus dated November 15, 2000)	Filed pursuant to Rule 424(b)(3) Registration No. 333-50016
Penn Treaty American Corporation 3440 Lehigh Street Allentown, PA 18103 (610) 965-2222

Rights to Purchase 6 1/4% Convertible Subordinated Notes due 2008
$45,000,000 6 1/4% Convertible Subordinated Notes due 2008

        This prospectus supplement supplements information contained in our prospectus dated November 15, 2000 (the "Prospectus") as supplemented by a prospectus supplement dated December 24, 2002 ("Prospectus Supplement No. 1") and a prospectus supplement dated January 14, 2003 ("Prospectus Supplement No. 2") relating to our distribution of transferable rights to purchase an aggregate principal amount of $45 million of 6 1/4% convertible subordinated notes due 2008 (the "Notes") to holders of (a) our common stock, (b) our 6 1/4% convertible subordinated notes due 2003, and (c) our 6 1/4% convertible subordinated notes due 2008 (the "Existing 2008 Notes") as of November 25, 2002, the record date. This prospectus supplement should be read in conjunction with the Prospectus, Prospectus Supplement No. 1 and Prospectus Supplement No. 2.

Amended Terms of the Notes

        In exchange for commitments to purchase the Notes, we have agreed with purchasers of the Notes to (i) reduce the conversion price of the Notes from $2.50 to $1.75, (ii) extend the call and mandatory conversion protection from October 15, 2004 to October 15, 2005, (iii) provide each holder of the Notes with the ability to require Penn Treaty to purchase such holder's Notes at a price equal to 125% of the principal amount of such holder's Notes if Penn Treaty has not amended its Articles of Incorporation to increase the number of authorized shares of common stock to an amount sufficient to permit the conversion of the Notes and the Existing 2008 Notes into common stock by May 27, 2003, and (iv) permit holders electing to convert all or a portion of their Notes prior to October 15, 2005 to receive the interest that would have been otherwise earned on such Notes between the date of such conversion and October 15, 2005 discounted at a rate of 6.25% per annum. In the event of such early conversion, we may, in our sole discretion, elect to make such interest payments in cash or in shares of Penn Treaty common stock based on the average closing prices of the common stock on the five trading days immediately preceding the conversion date.

        In addition, we have extended the earliest date on which the Notes may be converted from April 15, 2003 to May 27, 2003, or earlier, if the date on which Penn Treaty amends its Articles of Incorporation to increase the number of authorized shares of common stock to an amount sufficient to cover the conversion of the Notes, the Existing Notes and all existing options and warrants is prior to May 27, 2003. Because May 23, 2003, is the regularly scheduled annual meeting of our shareholders, this amendment enables us not to incur additional costs associated with a separate shareholder proxy solicitation and shareholder special meeting.

        Following the closing on the Notes, we will also amend the indenture under which the Existing 2008 Notes were issued to (i) reduce the conversion price of the Existing 2008 Notes from $4.50 to $1.75, (ii) extend the call and mandatory conversion protection from October 15, 2004 to October 15, 2005 and (iii) permit holders electing to convert all or a portion of their Existing 2008 Notes prior to October 15, 2005 to receive the interest that would have been otherwise earned on such Existing 2008 Notes between the date of such conversion and October 15, 2005 discounted at a rate of 6.25% per annum. In the event of such early conversion, we may, in our sole discretion, elect to make such interest payments in cash or in shares of Penn Treaty common stock based on the average closing prices of the common stock on the five trading days immediately preceding the conversion date.

        Amendments to the terms of the Existing 2008 Notes will be made in accordance with and pursuant to the procedures established in the Indenture dated October 25, 2002 by and between Penn Treaty American Corporation and Wells Fargo Bank Minnesota, N.A., as trustee, under which the Existing 2008 Notes were issued.

        In the event that Penn Treaty is not able to amend its Articles of Incorporation to increase the authorized shares of its common stock to an amount sufficient to permit the conversion of the Notes and the Existing 2008 Notes into common stock by May 27, 2003 and some or all of the holders of the Notes elect to exercise their right to require Penn Treaty to purchase such Notes, there can be no assurance that Penn Treaty will have the funds necessary to satisfy such obligation. We expect to utilize a portion of the proceeds from the offering of the Notes to supplement our subsidiary's surplus. Funds distributed by Penn Treaty to its subsidiary insurance companies cannot be transferred back to Penn Treaty from such subsidiaries without the approval of certain insurance regulatory agencies. There can be no assurance that such approval will be obtained.

Closing on the Notes

        We initially intended to hold a closing for the subscriptions received through the rights offering three New York Stock Exchange trading days following the expiration date of January 24, 2003. However, in order to ensure that the investors participating in the rights offering receive Notes with the same terms as those investors participating in the public offering, we will take delivery of the funds and issue the Notes on both the subscriptions received pursuant to the rights offering and the subscriptions received through the public offering simultaneously. We intend to accept all subscriptions received as of 5:00 p.m. Eastern Time on February 6, 2003 and to issue Notes to such purchasers no later than 5:00 p.m. Eastern Time on February 12, 2003. We will continue to consider subscription requests through 5:00 p.m. Eastern Time on February 14, 2003. Parties interested in purchasing Notes should contact the Company's financial advisor, Philadelphia Brokerage Corporation, at 610-975-9990.

The date of this Prospectus Supplement No. 3 is February 6, 2003